UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at October 29, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver, British Columbia
V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: October 29, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD ANNOUNCES C$110 MILLION BOUGHT DEAL
OFFERING OF CONVERTIBLE DEBENTURES

October 29, 2009, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that it has entered into an agreement with a syndicate of underwriters pursuant to which the underwriters will purchase C$110 million principal amount of senior unsecured convertible debentures (the "Debentures") at a price of C$1,000 per Debenture (the "Offering"), by way of a short form prospectus. The Company has granted the underwriters an over-allotment option to purchase up to an additional 15% of the Offering, for a period of 30 days following the closing.

Net proceeds from the Offering will be used for repayment of amounts drawn down on the Company's project finance facility, development of the Company's Burnstone project (replacing the proposed Burnstone project finance facility) and general corporate purposes.

The Debentures will mature on November 30, 2014 and will accrue interest at the rate of 8.0% per annum payable on a semi-annual basis. At the holder's option, the Debentures may be converted into common shares of Great Basin Gold at any time up to the maturity date. The conversion price will be C$2.15 for each common share, representing a premium of approximately 25% to the closing price on October 29, 2009, subject to adjustment in certain circumstances.

The Debentures will be senior unsecured obligations of Great Basin Gold, will rank pari passu with all other existing and future senior unsecured indebtedness of the Company, and will be effectively subordinated to all existing and any future secured debt of Great Basin Gold to the extent of the assets securing such debt. The Debentures will be guaranteed, on a senior unsecured basis, by each subsidiary through which Great Basin Gold holds title to the Burnstone project.

The Debentures will not be redeemable before November 30, 2012. From November 30, 2012 through to the maturity date, Great Basin Gold may, at its option, redeem the Debentures, in whole or in part, at par plus accrued and unpaid interest provided that the weighted average trading price of the common shares on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is at least 135% of the conversion price.

Great Basin Gold will repay the outstanding principal amount of the Debentures, on maturity or redemption, in cash.

The Offering is scheduled to close on or about November 17, 2009 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

The Debentures to be issued under the Offering will be offered by way of a short form prospectus in all provinces of Canada and in the United States on a private placement basis pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, sale or solicitation would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registrations requirements of such Act.

For additional details on Great Basin Gold and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address financing events or technical developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include financial market conditions, metals prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.